SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 15, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on March 15, 2005

Amsterdam • 15 March 2005

Christine Lagarde and Jan Hommen nominated as members
Supervisory Board ING Group

ING Group will propose to the 2005 Annual General Meeting of Shareholders (AGM) the appointments of Christine Lagarde (1956, French) as of 27 April 2005 and Jan Hommen (1943, Dutch) as of 1 June 2005, as members of the Supervisory Board of ING Group. The AGM will be held on Tuesday, 26 April 2005.

At the AGM, Luella Gross Goldberg and Godfried van der Lugt will be proposed for reappointment to the Supervisory Board. Jan Timmer will retire from the Supervisory Board after the AGM, following his reappointment in 2003 for two extra years.

Christine Lagarde is currently partner of Baker & McKenzie, one of the world’s leading law firms, and chairman of its Global Policy Committee. Previously, she was Chairman of the Global Executive Committee of Baker & McKenzie from October 1999 to October 2004. The proposed appointment is based on Christine Lagarde’s knowledge of business and labour law and her competence in international economic, regulatory and public-policy issues.

Jan Hommen is currently Vice-Chairman and Chief Financial Officer of the Board of Management of Royal Philips Electronics. Previously, he was Executive Vice-President and Chief Financial Officer of Aluminium Company of America (Alcoa) from 1991 until 1997. He will leave Royal Philips Electronics as of May 1, 2005 upon reaching the statutory retirement age of 62.The proposed appointment is based on Jan Hommen’s knowledge of international trade and industry and his expertise as a CFO of a multinational.

Approval from the Dutch Central Bank for these proposed appointments is required.

Additional information on the composition of the Supervisory Board is included in ING’s Annual Report that was published today on www.ing.com.

Press enquiries: ING Group, Peter Jong, +31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: March 15, 2005